Exhibit 99.1

STANTEC
ANNUAL MEETING

MAY 14, 2009

STN
TSX · NYSE

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

MARCH 16, 2009

Stantec

If you are not able to attend the meeting in person, please exercise your right to vote by returning the enclosed form of proxy or voting information form to the address provided on such form so as to arrive no later than 11:00 AM (MDT) on May 12, 2009, or, if the meeting is adjourned, 11:00 AM (MDT) on the second business day before any adjournment.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighbourhoods we call home.

Our services are offered through approximately 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol STN.

Stantec is One Team providing Infinite Solutions

March 16, 2009

Dear Fellow Shareholder:

On behalf of the Stantec Board of Directors and the rest of the Stantec team, I would like to invite you to attend the annual meeting of shareholders of Stantec Inc. The meeting will be held as follows:

Date:	Thursday, May 14, 2009
Time:	11:00 AM (MDT)
Place:	Royal Alberta Museum
12845 – 102 Avenue
Edmonton, Alberta

Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived on stantec.com under the Investors section.

During the meeting, we will review the Company’s 2008 operating and financial performance and outline our strategy going forward.

Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the Management Information Circular. Please return the proxy as soon as possible to ensure that your vote is recorded in due time.

Thank you for your continuing support.

Sincerely,

Tony Franceschini
President & CEO

STANTEC INC.	NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders (the Meeting) at the Royal Alberta Museum, 12845 – 102nd Avenue, Edmonton, Alberta, on Thursday, May 14, 2009 at 11:00 AM (MDT) to

1.	Receive Stantec’s financial statements for the financial year ended December 31, 2008, together with the auditor’s report on those statements

2.	Elect the directors of Stantec

3.	Appoint an auditor and to authorize the directors to fix the auditor’s remuneration

4.	Transact any other business properly brought before the Meeting

The accompanying Management Information Circular contains more information regarding these matters. Stantec’s 2008 audited financial statements are included in the 2008 Financial Review, which is available to shareholders upon request.

The board of directors has fixed the close of business on March 16, 2009, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the Board of Directors

Jeffrey S. Lloyd
Vice President, Secretary and General Counsel
March 16, 2009

DIRECTORS’ APPROVAL

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Jeffrey S. Lloyd
Vice President, Secretary and General Counsel
March 16, 2009

QUESTIONS AND ANSWERS ON VOTING

Q:	Who can go to the meeting?

A:	Anyone who holds common shares of Stantec as of March 16, 2009, which is the record date for the meeting is entitled to attend the meeting.		company, securities broker, or you hold your shares through the Employee Share Purchase Plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States).

Q:	Who can vote at the meeting?	Q:	Who is soliciting my proxy?

A:	If you hold common shares as of the close of business on March 16, 2009, you have the right to vote at the meeting.	A:
Stantec’s management is soliciting your proxy and the costs for doing so are being borne by Stantec. In addition to soliciting proxies by mail, employees may also solicit proxies via telephone or in person.

Q:	How many votes am I entitled to?	Q:	How can I vote if I am a registered shareholder?

A:	You are entitled to one vote for each common share you hold.	A:	You can vote in any of the following ways:
· Vote in person: Do not complete and return the form of proxy but simply attend the meeting where your vote will be taken and counted. Be sure to register with Computershare, the Company’s transfer agent and registrar when you arrive at the meeting.
Q:	What items of business am I voting on?

A:	You are entitled to one vote for each common share you hold.		· Vote by proxy: By completing your proxy form and returning it by mail or delivery, following the instructions on your proxy

Q:	How many shareholders do you need to reach a quorum?

A:	A quorum is reached when two shareholders holding validly issued common shares of the company are present. On March 16, 2009, the Company had 45,458,123 common shares issued and outstanding.		·
Vote by your own appointed proxy: You can appoint someone else to represent you at the meeting. Just complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form, or complete another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

Q:	What percentage of votes is required to approve the items of business?

A:	A majority (over 50%) of the votes cast at the meeting are needed for approval.		·
Vote by phone: By phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your holder account number and access number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Ronald Triffo and Anthony Franceschini as your proxy if you vote by phone.

Q:	Does any shareholder beneficially own 10% or more of the outstanding common shares of the Company?

A:
No. To the knowledge of the directors and senior officers of Stantec, as of March 16, 2009, no one beneficially owns, directly or indirectly, or exercises control or direction over, common shares that carry more than 10% of the voting rights attached to all common shares entitled to be voted at the meeting.
· Vote by Internet: By visiting the web site shown on your proxy form. Refer to your holder account number and access number (shown on your proxy form) and follow the online instructions.

Q:	Am I a registered shareholder?	Q:	How can I vote if I am a beneficial shareholder?

A:	You are a registered shareholder if you hold any common shares in your own name. Your common shares are represented by a physical share certificate.	A:	If you are a beneficial shareholder, you will receive your materials through an investment dealer or other intermediary. Complete and return the forms providing your voting instructions. You should carefully follow your intermediary’s procedures and return instructions to ensure that your shares are voted at the meeting.

Q:	Am I a beneficial (non-registered) shareholder?

A:	You are a beneficial shareholder if your common shares are held in an account where they are held in the name of a nominee (bank, trust

Q:	As a beneficial shareholder can I vote in person at the meeting?

Yes. You should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the meeting and vote your common shares in person. Be sure to register with Computershare when you arrive at the meeting.
do not provide them with instructions, they will vote your common shares in favor of   1) electing as a director each person nominated by the Company for the ensuing year; 2) appointing Ernst &Young as auditors for the ensuing year; and 3) authorizing the directors to fix the auditors remuneration.

Q:	How will my shares be voted if I return my proxy?	Q:	What happens if there are amendments or variations or other matters brought before the meeting?

A:
If you hold shares through the Stantec Employee Share Purchase Plan, you can direct the trustee of the plan to vote your employee shares as you instruct. You can give the instructions in the following manner:
Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 16, 2009, neither the directors nor executive officers of the Company are aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

	· Vote by the management designated proxy: By completing your proxy form and returning it by mail or delivery, following the instructions on your proxy.	Q:	What is the deadline to receive my proxy?

	· Vote by phone: By phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your holder account number and access number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Ronald Triffo and Anthony Franceschini as your proxy if you vote by phone.	A:	Whichever voting method you choose to vote, your proxy must be received before 11:00 AM (MDT) on May 12, 2009. If the meeting is adjourned or postponed, the proxy must be signed and received before 11:00 AM (MDT) on the second business day before the adjourned meeting.

	· Vote by Internet: By visiting the web site shown on your proxy form. Refer to your holder account number and access number (shown on your proxy form) and follow the online instructions.	Q:	What if I change my mind?

	Your employee shares will be voted for or against or withheld from voting only in accordance with your instructions. If your proxy is not received by the plan’s trustees according to the above procedures, your employee shares will not be voted.	A:
If you are a registered shareholder, after you, or your attorney (duly authorized in writing) have returned a proxy to Computershare Trust Company of Canada, you may revoke it by delivering a duly executed proxy with a later date by paper, telephone, or Internet. You may also use a form of revocation of proxy or other instrument signed by you or by your attorney authorized in writing and deliver it to our registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement; or the chair of the meeting before the start of the meeting or before any adjournment or postponement.

Q:	How will my shares be voted if I return my proxy?
You may also revoke your proxy in any other manner permitted by law.
A:	By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business according to your instructions. If you have appointed Ronald Triffo and Anthony Franceschini as your proxy and you

If you are a beneficial shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account. However, you are subject to the same time constraints as registered shareholders, as noted above.

BUSINESS OF THE MEETING

1.	Report of Management and Consolidated Financial Report

The report of management and the audited consolidated financial statements for the year ended December 31, 2008, including management’s discussion and analysis, are contained in our 2008 Financial Review. Shareholders who have requested a copy of the 2008 Financial Review will receive it by mail. If you did not request a copy, you may view the financial review online at www.stantec.com or at www.sedar.com, or you may obtain a copy upon request to Stantec’s Corporate Secretary at 10160 – 112 Street, Edmonton, Alberta T5K 2L6.

2.	Election of Directors

Eight directors will be elected at the meeting. The management representatives named in the form of proxy intend to vote for the nominees listed below. All the listed nominees with the exception of Robert J. Gomes and David L. Emerson, PC are currently directors, and all the current directors’ appointments will expire at the meeting.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 8.

Majority Voting for Directors

In November 2007, the board reviewed and adopted a majority voting policy on the recommendation of the Corporate Governance and Compensation Committee. Under this policy, a director who is elected in an uncontested election with more votes withheld than cast in favor of his or her election will be required to tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Compensation Committee will promptly consider the resignation and will recommend to the board whether or not to accept the tendered resignation. The board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision. We will promptly publicly disclose the board’s decision and process in a periodic or current report filed with the Canadian Securities Administrators.

3.	Appointment of Auditor

It is proposed that Ernst & Young LLP, Chartered Accountants be appointed as our auditor for the 2009 fiscal year. Unless you specify otherwise by proxy or by voting at the meeting, the management representatives designated in the form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants as our auditor to hold office until the close of the next annual shareholders’ meeting and to authorize our directors to set Ernst & Young LLP’s remuneration for the year. Ernst & Young LLP has served as Stantec’s auditor since December 11, 1993.

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2008, and 2007 were as follows:

Category	Note	2008	2007
Audit Fees	1	$1,156,000	$1,021,000
Audit-Related Fees	2	25,000	11,000
Tax Fees	3	945,000	695,000
Total		$2,126,000	$1,727,000

1 - Audit Fees—audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings, or engagements

2 - Audit-Related Fees—assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”

3 - Tax Fees—professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice and due diligence relating to potential business acquisitions

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

Our management believes that each of the listed nominees will be able to serve as a director. If for any reason before the meeting, a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the meeting. Each elected director will hold office until the next annual general meeting or until a successor is duly elected or appointed.

The number of common shares and deferred share units held by each of the directors as described below is as of March 16, 2009. The value of the common shares and deferred share units described for each of the directors is calculated based upon the closing price of our common shares on March 16, 2009.

Ronald Triffo Age: 69 Edmonton, Alberta Canada Director since 1985 Independent
Ronald Triffo has been associated with Stantec since 1977. He was appointed president in 1983, president and chief executive officer in 1988, and chair of the board of directors in 1998. Mr. Triffo holds a bachelor of science in civil engineering from the University of Manitoba and a master of science in engineering from the University of Illinois. Mr. Triffo is a past president of the Consulting Engineers of Alberta and the Association of Consulting Engineers of Canada and has received several provincial and national awards for his extensive contributions to the engineering profession, community, and business.

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	7 of 7	100%
Corporate Governance & Compensation	3 of 3	100%
Other Board Memberships During Last Five Years	Other Board Committee Memberships
TELUS Corporation (TSX, NYSE) Alberta Ingenuity Fund ATB Financial (Alberta Treasury Branches) (retired)	Audit Committee Chair of the Board -
Securities Held
Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirements?
993,576	$21,212,848	7,200	$153,720	$200,000	Yes

Robert J. Bradshaw Age: 61 Toronto, Ontario Canada Director since 1993 Independent
Robert J. Bradshaw is a professional engineer with a diverse background in the manufacturing, oil, consulting engineering, and nuclear industries, as well as in power generation and government service. Mr. Bradshaw is currently retired and is a corporate director for three companies and two charities.

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	7 of 7	100%
Corporate Governance & Compensation	3 of 3	100%
Other Board Memberships During last Five Years	Other Board Committee Memberships
Imperial Capital Partners Configuresoft Inc. Contor Industries Limited (retired) Bradcohill Limited	- - - -
Securities Held
Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirements?
110,000	$2,348,500	18,400	$392,840	$200,000	Yes

Anthony (Tony) P. Franceschini Age: 58 Edmonton, Alberta Canada Director since 1994 Not Independent
Anthony P. Franceschini has been with Stantec since 1978, where he has provided consulting services, management, and leadership, becoming chief executive officer in 1998. He has served as a director of Stantec since the Company became publicly traded in March 1994. Mr. Franceschini is also a director of three public companies and of the not-for-profit Alberta Health Services Board.

	Board/Committee Membership			Attendance		Attendance Total
	Board of Directors			7 of 7		100%
	Other Board Memberships During Last Five Years					Other Board Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)					- -
	ZCL Composites Inc. (TSX-ZCL)					-
	Aecon Group Inc. (TSX-ARE)					-
	CCI Thermal Technologies Inc.					-
Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity Requirements	Meeting Requirements?
	338,402	$7,224,883	N/A	N/A	$200,000	Yes

Susan E. Hartman Age: 58 Rochester, New York USA Director since 2004 Independent
Susan E. Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993 she started her own management consulting firm, The Hartman Group. Ms. Hartman continues as president and owner of The Hartman Group, leading the company’s consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management.

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	7 of 7	100%
Corporate Governance & Compensation	3 of 3	100%
Audit	7 of 11	100%[1]
Other Board Memberships During Last Five Years	Other Board Committee Memberships
Electri-Cord Manufacturing Co. Pierce Industries Unity Health Systems	- - -
Securities Held
Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirements?
4,650	$99,278	14,400	$307,440	$200,000	Yes

[1]	Ms. Hartman was appointed to the Audit Committee on May 1, 2008. Subsequent to her appointment, Ms. Hartman attended all Audit Committee meetings.

Aram H. Keith Age: 64 Irvine, California USA Director since 2005 Independent
Aram H. Keith cofounded The Keith Companies, Inc. in March 1983, and served as its chief executive officer and chair of the board of directors until its acquisition by Stantec in 2005. During that time, the firm grew to have 17 offices and over 850 employees. Under his leadership, The Keith Companies won many major awards for its outstanding projects. Mr. Keith has been a licensed civil engineer since 1972. He received a bachelor of science in civil engineering from California State University at Fresno and was recently named Alumni of the Year. Mr. Keith was named an Entrepreneur of the Year by Ernst & Young, and his firm was named one of the Top 10 Large Firms to Work For by Civil Engineering News in 2005. Mr. Keith serves on several non-profit boards and is very active in various philanthropic endeavors.

	Board/Committee Membership			Attendance		Attendance Total
	Board of Directors			7 of 7		100%
	Other Board Memberships During Last Five Years					Other Board Committee Memberships
	The Keith Companies, Inc. (retired)				-
	Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirements?
	163,162	$3,483,509	4,000	$85,400	$200,000	Yes

Robert J. Gomes Age: 54 Edmonton, Alberta, Canada Nominee Not Independent
Robert (Bob) J. Gomes joined Stantec in 1988 as a urban land project manager. Mr. Gomes holds a degree in civil engineering from the University of Alberta. Over the 21 years he has been with Stantec, he has held many different roles that have become progressively more senior in their scope and responsibility. His career with Stantec has spanned many of our practice areas and involved both operational and practice positions. Mr. Gomes’s most recent position prior to his appointment as chief executive officer was senior vice president and practice area unit leader for Industrial. Throughout his career, Mr. Gomes has held positions on many boards, including chair of the Urban Development Institute in Edmonton and president of the Consulting Engineers of Alberta. He currently serves on the board of directors for Edmonton Economic Development Corporation. Mr. Gomes has also served a number of non- profit and charitable organizations, such as the United Way and the Juvenile Diabetes Research Foundation.

	Other Board Memberships During Last Five Years				Other Board Committee Memberships
	Urban Development Institute Edmonton Economic Development Corporation				Chair -
Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirements?
	47,050	$1,004,518	N/A	N/A	N/A	N/A

Ivor M. Ruste Age: 53 Calgary, Alberta Canada Director since 2007 Independent
Ivor M. Ruste joined the board of Stantec in February of 2007. Mr. Ruste is currently executive vice president and chief risk officer for EnCana Corporation (an unconventional natural gas and integrated oil company) headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm), and just prior to joining EnCana in May 2006, he was the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors. Mr. Ruste has been active over the past 28 years in numerous other business, community, and professional activities.

	Board/Committee Membership		Attendance			Attendance Total
	Board of Directors Audit		6 of 7 11 of 11			85% 100%
	Other Board Memberships During Last Five Years				Other Board Committee Memberships
Nil
Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirement?
	1,500	$32,025	7,200	$153,720	$200,000	Yes

David L. Emerson, PC Age: 63 Vancouver, British Columbia Canada Nominee Independent
David L. Emerson, PC holds a doctorate in economics from Queens University. Mr. Emerson began his career as a member of the public service in 1972, serving as an economist with the Economic Council of Canada. He joined the public service of British Columbia in 1975, where he served in various roles between1975 and 1990, including Deputy Minister of Finance, Secretary to Treasury Board, Deputy Minister to the Premier, and Secretary to Cabinet. Between 2004 and late 2008, he was a federal member of parliament. He served as Canada’s Minister of Industry from 2004 to 2006, Minister of International Trade with responsibility for the 2010 Winter Olympics and the Asia Pacific Gateway Initiative from 2006 to 2008, and Minister of Foreign Affairs from May 2008 to October 2008. In the private sector, he was chief executive officer of Western and Pacific Bank of Canada from 1986 to 1988 and, following a merger, chair and chief executive officer of Canadian Western Bank (1988–1990). He served as president and chief executive officer of the Vancouver International Airport Authority from 1992 to 1997 and president and chief executive officer of Canfor Corporation from 1998 to 2004.

	Other Board Memberships During Last Five Years				Other Board Committee Memberships
Canfor Corporation (TSX-CFP)
Finning International (TSX-FTT)
British Columbia Transmission Corporation
British Columbia’s Economic Advisory Council
Timberwest Forest Corporation (TSX-TWF)
Canada China Business Council
Conair-Cascade Aerospace
					- Audit Committee, Pension Committee Executive Chair Chair - - -
	Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirements?
	1,000	$21,350	N/A	N/A	N/A	N/A

2008 DIRECTOR COMPENSATION

The Corporate Governance and Compensation Committee is responsible for reviewing the adequacy and form of compensation of the directors and the chair of the board to ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Director compensation comprises two main elements: (1) chair retainers and board member fees and (2) deferred share units.

Retainers and Fees

Below is a breakdown of the various retainers paid to our directors:

	Board Retainer	Chair Retainer		Committee Retainer	Board Attendance Fees	Committee Attendance Fees	Other Fees		Total
Ronald Triffo	-	$75,000	[1]	-	$12,600	$18,000	-		$105,600
Robert J. Bradshaw	-	$6,000		-	$12,600	$5,400	$1,800	[2]	$25,800
Anthony P. Franceschini	-	-		-	-	-	-		-
William D. Grace	-	$3,000	[3]	-	$7,200	$9,000	-		$19,200
Susan E. Hartman	-	-		-	$12,600	$18,000	-		$30,600
Aram H. Keith	-	-		-	$12,600	-	-		$12,600
Robert R. Mesel	-	-		-	$12,600	$19,800	-		$32,400
Ivor M. Ruste	-	$9,000	[3]	-	$10,800	$19,800	-		$39,600

[1]
Mr. Triffo, the chair of the board of directors, receives a retainer in the amount of $75,000 per year as a director fee retainer pursuant to an agreement with Stantec. This agreement with Mr. Triffo will end when he ceases to be chair of the board of directors.

[2]	Mr. Bradshaw received an additional fee for coordinating the chief executive officer succession planning process.
[3]	Mr. Grace retired as chair of the Audit Committee as of the 2008 annual general meeting. Mr. Ruste was appointed chair, thus the chair retainer was split between the two.

Description of Fee	Amount
Annual Retainer	None
Board Meeting Fee	$1,800 per meeting
Committee Fee	$1,800 per meeting
Chair retainers: Chair of the Board Audit Chair Corporate Governance and Compensation Chair	$75,000 per year $3,000 per quarter $1,500 per quarter

Deferred Share Units

The director compensation program includes deferred share units, each of which has the same value as one of our common shares. However, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. The total compensation for 2008 under non-equity incentive plan compensation referred to below includes the values of the directors’ deferred share units granted within the 2008 calendar year valued as of December 31, 2008. Deferred share units cannot be exercised until the death or retirement of a director, upon which, the value of a director’s deferred share units are paid in cash. Each deferred share unit will be valued as the weighted average of the closing market price of our common share for the last 10 trading days of the month of the death or retirement of the director. Deferred share units are granted on the first day of the subsequent quarter of the previous period and once granted, the number of deferred share units will not be adjusted even if the director dies or retires in the quarter to which a grant of deferred share units relates. The number of deferred share units held by directors and the number of deferred share units to which directors are entitled will be appropriately adjusted for any change in our outstanding common shares that occurs by reason of any stock split, consolidation, or other corporate change.

Total Directors’ Compensation

The complete directors’ compensation package for the financial year ended December 31, 2008, is as follows:

Compensation for 20081
	Fees Earned	Share- Based Awards	Option- Based Awards	Non-Equity Incentive Plan Compensation (DSU’s)		Pension Value	All Other Compensation		Total
Ronald Triffo	$105,600	-	-	$96,872		-	$4,279	[2]	$206,751
Robert J. Bradshaw	$25,800	-	-	$96,872		-	-		$122,672
William D. Grace	$19,200	-	-	$55,608	[3]	-	-		$74,808
Susan E. Hartman	$30,600	-	-	$96,872		-	-		$127,472
Aram H. Keith	$12,600	-	-	$96,872		-	$157	[4]	$109,629
Robert R. Mesel	$32,400	-	-	$96,872		-	-		$129,272
Ivor M. Ruste	$39,600	-	-	$96,872		-	-		$136,472

[1]	Mr. Franceschini does not receive any fees or DSUs for attending board meetings. Mr. Franceschini’s executive compensation is fully disclosed under our executive compensation overview.
[2]	Mr. Triffo’s employer-paid benefits
[3]	Deferred share units received for 2008 at value when paid out
[4]	Paid by Stantec for January and February 2008 for Mr. Keith for the administration fees charged for the self-insured medical plan with Excellus

Director Equity Ownership

We encourage our directors to have an equity position in Stantec. Under the board’s director ownership guideline adopted at the November 2, 2007, board of directors’ meeting, a director is required to own $200,000 in equity either in the form of deferred share units or common shares or some combination of both within five years of becoming a director. Each of our current directors has met this requirement.

Age and Term Limits

The board of directors does not believe it should establish term limits. Although term limits could help ensure that there are fresh ideas and viewpoints available to the board of directors, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into our operations and, therefore, provide an increasing contribution to the board of directors as a whole.

As an alternative to term limits, the Corporate Governance and Compensation Committee, in consultation with the chair of the board and the chief executive officer of the Company, will review each director's continuation on the board once a year. This will also allow each director the opportunity to conveniently confirm his/her desire to continue as a member of the board.

Although the board has not adopted a formal policy regarding the retirement age of directors, it believes that once a director reaches the age of 72 his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board of directors.

Upon retirement or resignation from the board of directors, a director is not entitled to, nor does the director receive, any form of retirement compensation. The only payment received by a director upon retirement or resignation is the earned value of the director’s deferred share units.

Directors’ and Officers’ Liability Insurance

We carry a directors’ and officers’ liability insurance policy with a maximum coverage of US$45,000,000 a year and a US$500,000 per claim deductible. Under this policy, we are reimbursed for paying directors and officers as required, permitted by law, or permitted by our bylaws when claims are made against a director or officer for an alleged or actual wrong committed by him/her during the course of his/her duties to us. Coverage also applies, with no deductible, to a director or officer where we do not indemnify him/her. There are certain exclusions, including bodily injury, property damage, and acts resulting in personal advantage to which the director or officer was not legally entitled. Some exclusions are covered under other insurance policies. The coverage is in effect from May 1, 2008, to May 1, 2009, and its total premium is US$521,550.

Audit Committee

The Audit Committee members are all independent directors. The committee members are Ivor M. Ruste, chair, Robert R. Mesel, and Susan E. Hartman. In summary, the committee monitors, evaluates, approves, and makes recommendations on matters affecting our external audit, financial reporting, and accounting control policies.

The Audit Committee met 11 times in 2008. In addition to formal meetings, the members of the Audit Committee meet informally as required, either in person or by telephone. The chair of the Audit Committee provides regular reports at our board of directors’ meetings.

Additional information regarding the Audit Committee and its members and the text of the Audit Committee Terms of Reference may be found in our Annual Information Form dated February 26, 2009, filed on SEDAR at www.sedar.com or on our web site at www.stantec.com. You may also contact Stantec for a copy of the Terms of Reference free of charge.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee members are all independent directors. The committee members are Robert J. Bradshaw, chair, Ronald Triffo, and Susan E. Hartman. In summary, the committee reviews the composition of the board and is responsible for board orientation, evaluating the performance of the board, and all compensation matters, which are discussed in more detail below.

The Corporate Governance and Compensation Committee met three times in 2008. The chair of the Corporate Governance and Compensation Committee provides regular reports at our board of directors’ meetings.

Additional information regarding the Corporate Governance and Compensation Committee and its members and the text of its Terms of Reference may be found on our web site at www.stantec.com. You may also contact Stantec for a copy of the Terms of Reference free of charge.

EXECUTIVE COMPENSATION OVERVIEW

The following is the Corporate Governance and Compensation Committee’s report on executive compensation.

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis describes the elements of compensation earned by each member of Stantec’s senior management team, which is made up of the chief executive officer, chief financial officer, chief operating officer, practice area unit leaders, and regional operating unit leaders. The compensation of Stantec’s Named Executive Officers (as defined below) in 2008 is included in this discussion as all the Named Executive Officers were part of Stantec’s senior management team in 2008.

Objectives and Philosophy

The overall objectives of Stantec’s executive compensation program are to

•	Align interests—Our compensation program seeks to align the interests of our senior management team with those of the shareholders.
•	Attract top talent—Our compensation program should attract, retain, and motivate top executives who will contribute to long-term success.
•	Motivate and reward—Total compensation for an executive should be both competitive and tied to achievement of short- and long-term financial and strategic objectives.
•
Take a One Team approach—Our senior management team is expected to work together to contribute to the success of the Company as a whole. Our compensation program should reward both individual and Company-wide achievement of objectives.

Compensation Process

The Corporate Governance and Compensation Committee is responsible for overseeing executive compensation matters and reviewing management performance. Under the committee’s Terms of Reference, the committee is specifically responsible for

•	Reviewing the executive compensation program and its related policies
•	Reviewing compensation for the Company’s senior management team, as recommended by the chief executive officer
•	Providing a report to the board of directors with respect to executive compensation
•	Developing annual performance objectives for the chief executive officer

•	Reviewing the compensation of the chief executive officer and recommending a compensation package to the board of directors for its approval

Compensation Process for Executives Other than the Chief Executive Officer

Salary. The compensation-setting process for the Company’s senior management team for 2008 began in the fall of 2007 with our annual Career Development and Performance Review process. Annual performance objectives for each of the practice area unit leaders and regional operating unit leaders were set at that time by the chief operating officer in consultation with the chief executive officer. The chief executive officer set performance objectives for the chief financial officer and chief operating officer. Setting the performance objectives was tied to the internal budgeting process for the upcoming year. The chief operating officer recommended salary adjustments for the practice area unit leaders and regional operating unit leaders to the chief executive officer at this time, based on his assessment of market salaries for similar positions and the individual performance of each senior management team member. The chief executive officer used the same criteria to assess any salary adjustments for the chief financial officer and chief operating officer.

The chief executive officer recommended to the committee any salary adjustments for the senior management team and the performance objectives for the upcoming year. The committee reviewed these recommendations in light of Stantec’s overall compensation objectives. At this time, neither management nor the committee retain compensation consultants or use benchmarking.

Short-Term Incentives. The financial results for the 2008 fiscal year are determined in the first quarter of fiscal year 2009 and serve as the basis for determining the 2008 employee bonus pool (including the senior management team bonuses). The pool is determined based on a formula approved by the board of directors being a percentage of Stantec’s annual net income before deductions for the chief executive officer’s bonus, employee performance bonuses, executive bonuses, and taxes.

As part of the 2008 Career Development and Performance Review process that began in the third quarter of fiscal year 2008 and continues through to the first quarter of 2009, the chief operating officer and chief executive officer consider if each senior management team member has met, failed to meet, or exceeded his performance objectives for 2008. The chief executive officer then provides his recommendations to the committee regarding bonuses for each senior management team member for the committee’s consideration in the first quarter of 2009. The committee, upon reaching a recommendation, in turn presents it to the board of directors for approval, and 2008 bonuses are awarded at the end of the first quarter of 2009.

Long-Term Incentive Compensation. Midway through the financial year, the chief executive officer determines if share options will be awarded to senior management team members under the employee share option plan. In 2008, the chief executive officer recommended that options be issued under our employee share option plan. Each of the practice area unit leaders and regional operating unit leaders received options in 2008.

The following process is used to set option grants:

1.
The chief executive officer contacts the chair of the Corporate Governance and Compensation Committee, indicating that a recommendation for option grants will be forthcoming and also indicating the approximate timing of the proposed option grants.

2.
The chief executive officer is provided with the initial list of potential grantees and recommendations from the chief operating officer and chief financial officer. The chief executive officer reviews the list and provides his feedback and, in consultation with the chief operating officer and chief financial officer, finalizes his recommendation to the committee.

3.
On the day of the grant, a resolution is circulated to the Corporate Governance and Compensation Committee attaching a list of the grantees complete with the number of options, exercise price, and date. This resolution is approved by members of the Corporate Governance and Compensation Committee, who then present it to the board of directors for ratification.

The number of options allocated to the senior management team was approximately 13% of the total number of options granted to employees in 2008.

Compensation Process for the Chief Executive Officer

The committee is responsible for preparing the compensation package for the chief executive officer for recommendation to the board of directors. In 2008, Mr. Franceschini’s compensation was governed by the final year of his five-year term employment agreement, which provides for a base salary, bonus entitlement determined as a percentage of the pre-tax, pre-bonus income of the Company, and the provision of share options under the

Company’s employee share option plan. This agreement ended on December 31, 2008. The committee prepared and recommended to the board of directors for its approval a new employment agreement that provides for a salary and bonus structure for the remainder of Mr. Franceschini’s term as chief executive officer, the details of which are described under the components of compensation.

Components of Compensation

Our compensation package for our senior management team, including the Named Executive Officers, consists of the following:

Fixed Compensation

Each member of the senior management team receives a fixed salary, the amount of which is determined by the position’s responsibility, the position’s importance to us, and industry standards. Base salaries for the senior management team other than the chief executive officer are intended to provide a base level of compensation at the lower end of the range for comparable positions; however, our bonus plan typically results in higher than market bonuses paid to our senior management team. When combined, our salary and bonus amounts result in above average compensation levels relative to our industry peers. We determine market ranges based on our own knowledge of what our competitors are offering and our expectations regarding the senior management team salaries. We view our excellent retention rates for our senior management team as proof that this approach works. In 2008, we did not use benchmarks or compensation consultants in arriving at these figures.

Short-Term Incentive Compensation

Annual bonuses for members of the senior management team, other than the chief executive officer, are discretionary and include a number of factors, including individual performance and corporate performance. The total amount of the bonus pool available to employees (including the senior management team) is set annually by the committee. It is a percentage of Stantec’s annual net income before deductions for the chief executive officer’s bonus, employee performance bonuses, executive bonuses, and taxes calculated without regard for any applicable goodwill impairments but, for greater certainty, after accounting for any impairment of other amortizable intangibles (the Net Income). The Net Income definition used in this Compensation Discussion and Analysis is a non-GAAP measure, is not specifically defined in the CICA Handbook and is not the same as the “net income” standardized meaning prescribed by Canadian GAAP and presented in our 2008 Management’s Discussion and Analysis. This non-GAAP measure may not be comparable to similar measures presented by other companies. In 2008, we recorded a goodwill impairment of $53.0 million, which, as stated above, does not impact the calculation of Net Income for the purposes of the bonus pool. The percentage will be 20% if Stantec’s net income as a percentage of net revenue is between 8 and 12%. In cases where Stantec’s net income as a percentage of net revenue is less than 8% or greater than 12%, the bonus pool adjusts to reflect a smaller or larger percentage of net income being available for bonuses. This formula directly aligns the interests of our senior management team with the interests of Stantec and its shareholders by tying each member of the senior management team’s available bonus amount to the financial performance of the Company. For 2008, the bonus pool represented 20.5% of the Net Income.

The aim for annual bonus amounts for each member of the senior management team, other than the chief executive officer, is one times the senior management team’s base salary; however, this target fluctuates according to whether or not the individual met his annual performance objectives in a year and the total bonus pool available for employees. Stantec takes a “one team” approach when determining bonus amounts for each of our senior management team. Greater weight is given to overall achievement of Company-wide profitability than the results of an individual business unit. We believe this contributes to a sense of shared responsibility among our senior management team to achieve outstanding business results and to support all aspects of meeting our clients’ needs. As a result, there will be modest variations in the compensation levels of each of our senior management team that reflect their individual achievements in a year, but, overall, each of these senior management team members will receive compensation commensurate with their peers in the Company.

The annual bonus of the chief executive officer for 2008 was 1.5% of annual net income per the 2008 audited Consolidated Statement of Income of Stantec before employee performance bonuses, executive bonuses, and taxes, based on his employment agreement. Mr. Franceschini’s employment agreement ended on December 31, 2008. In order to accommodate the chief executive officer transition, Mr. Franceschini entered into a term employment agreement commencing on January 1, 2009, and ending on May 14, 2009. Under that agreement, Mr. Franceschini is entitled to a bonus equal to 1.5% of the net income per the Consolidated Statement of Income of Stantec before employment performance bonuses, executive bonuses, and taxes for the quarter ended March 31, 2009.

Long-Term Incentive Compensation

We also have an employee share option plan to provide long-term incentive to key employees, including members of the senior management team. The employee share option plan is intended to

1.	Align the interests of employees and shareholders
2.	Contribute to the growth of shareholder value
3.	Constantly improve operating results
4.	Retain key employees
5.	Encourage key employees to become our shareholders

Senior management team members are granted options to purchase shares on the recommendation of the chief executive officer to the committee and the approval of the board of directors. The decision to award share options in a given year to senior management team members other than the chief executive officer is discretionary. In making the decision to recommend and award share options, the chief executive officer and the committee consider the following criteria:

·	The senior management team member’s ability to contribute to our long-term success
·	The value of recognizing senior management team members who may influence our future success
·	The amount and terms of any existing options which have been issued to that senior management team member
·	Such other factors as the board of directors’ feels are relevant with respect to any individual senior management team member

All senior management team members are eligible to participate in the Stantec Retirement Plans offered to Stantec employees. For Canadian employees, Stantec offers three retirement plans: a Group Registered Retirement Savings Plan (RRSP), a Registered Employee Stock Purchase Plan (ESPP), and a Non-Registered Employee Stock Purchase Plan. Under the Group RRSP Plan, Stantec matches an employee's contributions at 100% of the first 3% of the employee's base salary. The Group RRSP contributions are invested in the employee's choice of 13 different investment funds. Under the Registered and Non-Registered ESPP Plans, employee contributions are used to purchase Stantec shares. Stantec will match employee contributions at 50% of the first 4% of the employee's base salary to a maximum of 2% of the employee's base salary. Stantec's maximum contribution of 2% is applied to both the Registered and Non-Registered ESPP Plans for a total matching potential of 2% of the employee's base salary.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan. Stantec matches employee contributions to 100% on the first 3% of the employee's base salary and to 50% on the next 2% of base salary. US employees can also participate in the ESPP. Stantec matches employee contributions to the ESPP at 1% of base salary if the employee contributes 2% or more and 0.5% of base salary if the employee contributes 1%.

Mr. Franceschini was awarded share options under his employment agreement dated January 1, 2003. At that time, the board of directors set an escalating strike price to correspond with the staggered vesting dates. These represented an incentive for Mr. Franceschini to achieve a minimum growth rate in Stantec’s share price throughout the term of his employment and thereby directly aligned his compensation with the interests of our shareholders. The options outlined below represent all options issued to Mr. Franceschini over the course of his employment with Stantec as chief executive officer:

Number of Options	Strike Price	Vesting Date	Expiry Date
60,000	$8.05	January 3, 2004	January 3, 2010
60,000	$9.42	January 3, 2005	January 3, 2011
60,000	$10.80	January 3, 2006	January 3, 2012
60,000	$12.17	January 3, 2007	January 3, 2013
60,000	$13.55	January 3, 2008	January 3, 2013

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning the interests of our Named Executive Officers and our shareholders. As a result, the Corporate Governance and Compensation Committee adopted share ownership guidelines for certain executive officers, including our Named Executive Officers.

The following guidelines were implemented on October 30, 2008, and set forth the target ownership levels in our shares that are expected for certain executive officers. The target ownership levels are expressed as the market value of share holdings as a multiple of the executive’s base salary (as adjusted from time to time).

Position	Target Ownership Level
Chief Executive Officer	2 x base salary
Chief Financial Officer	1 x base salary
Chief Operating Officer
Regional Operating Unit Leaders
Practice Area Unit Leaders

The chief executive officer has five years from the date of his appointment or the implementation of the Share Ownership Guidelines to comply. Each of the other aforementioned senior management team members is given three years from the implementation of the Share Ownership Guidelines, or three years following appointment, to comply. Each member of the senior management team is expected to have at least one-third of his ownership requirements met by year one, one-third by year two, and the remaining one-third by year three. Compliance with the guidelines will be assessed one year after the implementation.

Stock options are not counted toward the ownership guidelines. The guidelines shall be reviewed by the chief executive officer and the committee on an annual basis and during times of organizational structure changes to ensure that the guidelines are accomplishing the goal of aligning the interests of key executives with the interests of the shareholders.

PERFORMANCE GRAPH

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2003, against the total return of the S&P/TSX Composite Index over the same period.

Over the past five years, Stantec's total shareholder return has consistently outperformed the total return of the S&P/TSX Composite Index over the same period. The graph shows positive returns from 2004 to 2007 and a decline in 2008 for both Stantec and the S&P/TSX Composite Index. However, in all instances, Stantec's performance was better than the index. In 2008, Stantec declined by 22% as compared to a decline of 49% for the index. Overall, Stantec's executive compensation did not decline in 2008, because executive compensation is made up of three elements: basic salary (fixed), short-term incentive, and long-term incentive compensation. Our compensation philosophy is to have modest base salaries, so these did not change or were up moderately in 2008. Stantec's short-term incentive amount, or bonus pool, is determined as a percentage of Stantec's Net Income (excluding extraordinary charges such as goodwill impairment). On this basis Net Income increased from 2007 and therefore, the available bonus pool also increased for this component of compensation. Long-term incentive compensation aligns executives’ interests with those of our shareholders principally through share options. The value of options previously issued to the executive team declined in concert with Stantec's total shareholder return for the year. In 2008, executives other than the chief executive officer were granted share options under our employee share option plan. The options granted to the executives were made in conjunction with Stantec’s normal compensation procedures, and not in order to compensate the executives for a decline in the value of their existing options. The chief executive officer was granted options with escalating exercise prices over a five-year period, on January 1, 2003, under the terms of his employment agreement and has not been granted further options to date.

The compensation discussion and analysis has been approved by the Corporate Governance and Compensation Committee.

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our chief executive officer and chief financial officer and the next three most highly compensated executive officers, collectively, our Named Executive Officers.

Name and Principal Position	Year	Salary	Long-Term Compensation (Option-Based Awards)[1]	Annual Compensation (Bonus)	All Other Compensation	Total

A.P. FRANCESCHINI	2008	$375,005	-	$2,218,133	$10,200[2]	$2,603,338
President & CEO	2007	$375,005	-	$1,896,522	$7,500[3]	$2,279,027
	2006	$375,005	-	$1,722,106	$7,500[3]	$2,104,611

D.W. WILSON	2008	$323,084	-	$525,000	$9,693[3]	$857,777
Senior Vice President & CFO	2007	$274,047	-	$425,000	$13,491[3]	$712,538
	2006	$249,307	$75,785	$350,000	$12,465[3]	$687,557

M.E. JACKSON	2008	$323,084	-	$585,000	$20,321[4]	$928,405
Senior Vice President & COO	2007	$270,201	-	$475,000	$19,588[5]	$764,789
	2006	$249,109	$75,785	$350,000	$36,021[6]	$710,915

V. DIMANNO	2008	$298,085	$73,654	$475,000	$14,625[4]	$861,364
Senior Vice President, Canada	2007	$249,048	$106,450	$425,000	$10,933[4]	$791,431
	2006	$223,210	$75,785	$350,000	$8,565[7]	$657,560

J. KISHEL (US $)	2008	$298,306	$69,094	$425,000	$15,500[3]	$807,900
Senior Vice President,	2007	$248,129	$99,859	$375,000	$11,225[3]	$734,213
US West	2006	-	-	-	-	-

1.	Options for Common Shares of Stantec. See below for further information regarding option grants and exercises.
2.	Represents a payment to Mr. Franceschini’s registered retirement savings/employee share purchase plan ($7,500) and service award ($2,700)
3.	Represents a payment to the executive officer’s registered retirement savings/employee share purchase plan
4.
Represents a payment to Mr. Jackson’s registered retirement savings/employee share purchase plan ($16,158) and a payout of vacation time that Mr. Jackson had accrued but not taken during his time at Stantec ($4,163)

5.
Represents a payment to Mr. Jackson’s registered retirement savings/employee share purchase plan ($13,510) and a payout of vacation time that Mr. Jackson had accrued but not taken during his time at Stantec ($6,078)

6.
Represents a payment to Mr. Jackson’s registered retirement savings/employee share purchase plan ($12,456) and a payout of vacation time that Mr. Jackson had accrued but not taken during his time at Stantec ($23,565)

7.	Represents a payment to Mr. DiManno’s registered retirement savings/employee share purchase plan ($6,765) and a service award ($1,800)

Outstanding Option-Based Awards

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options[1]
A.P. Franceschini	60,000 60,000 60,000 60,000 60,000	$8.05 $9.42 $10.80 $12.17 $13.55	January 3, 2010 January 3, 2011 January 3, 2012 January 3, 2013 January 3, 2013	$ 5,805,600
M.E. Jackson	16,000 16,000 10,000 10,000	$7.25 $10.50 $12.25 $20.37	October 9, 2009 December 19, 2010 December 14, 2011 August 18, 2013	$ 957,600
D.W. Wilson[2]	14,000 13,000 10,000 10,000	$7.25 $10.50 $12.25 $20.37	October 9, 2009 December 19, 2010 December 14, 2011 August 18, 2013	$ 852,850
V. DiManno	16,000 5,000 8,000 10,000 7,500	$7.25 $10.50 $12.25 $20.37 $29.40	October 9, 2009 December 19, 2010 December 14, 2011 August 18, 2013 August 18, 2015	$ 711,275
J. Kishel	7,500	$29.40	August 18, 2015	$ 5,625

[1]
The closing price of Stantec shares as of December 31, 2008, was used for the purpose of calculating the aggregate value of the unexercised in-the-money options. The closing price of the shares was $30.15.

[2]
Mr. Wilson retired from his role as senior vice president and chief financial officer as of December 31, 2008; however, he entered into an agreement with the Company to provide consulting services. Under this arrangement, Mr. Wilson’s stock options remain in effect and do not expire 30 days after his retirement as an officer.

Incentive Plan Awards—Value Vested or Earned during the Year

Name	Option-Based Awards Value Vested during the Year	Non-Equity Incentive Plan Compensation—Value Earned during the Year
A.P. Franceschini	$813,000	$2,218,133
M.E. Jackson	$ 67,893	$585,000
D.W. Wilson	$ 67,893	$525,000
V. DiManno	$102,023	$475,000
J. Kishel	$102,023	$425,000

Terms of the Plan

The following description of the Stantec employee share option plan includes references to the board of directors. This reference is inclusive of the Corporate Governance and Compensation Committee, as the board has delegated its authority, as permitted under the plan. Each option granted under the Stantec employee share option plan has a maximum term of 10 years and is exercisable on terms determined by the board of directors, including vesting and restrictions on sale or other disposition of common shares acquired upon exercise of an option. The board of directors establishes the exercise price for options when issued, which in all cases cannot be less than the closing price of the common shares on the TSX on the trading day immediately preceding the date of the grant.

Any common shares subject to an option which is, for whatever reason, cancelled or terminated without having been exercised is again available for grant under the employee share option plan.

The maximum number of common shares that may be reserved for issuance to insiders under the employee share option plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of common shares that may be issued to insiders under the plan within a one-year period is 10% of the common shares outstanding at the time of the issuance (on a non-diluted basis), excluding common shares issued under the plan or any other share compensation arrangement over the preceding one-year period. The maximum number of common shares that may be issued to any one insider under the employee share option plan within a one-year period is 5% of the common shares outstanding at the time of the issuance (on a non-diluted basis), excluding common shares issued to the insider in question under the employee share option plan or any other share compensation arrangement over the preceding one-year period. However, any entitlement to acquire common shares granted pursuant to the plan or any other share compensation arrangement prior to the option holder becoming an insider shall be excluded for the purposes of the limits set out above.

In addition, the maximum number of common shares that may be reserved for issuance to any one person is 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as compensation or incentive mechanism.

Should the number of issued and outstanding Stantec common shares change due to a stock dividend, split, consolidation, or other corporate change, the board of directors will, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.

If an option holder ceases to be eligible for the plan for any reason other than death, each option held by that person ceases to be exercisable 30 days after that person becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply whether the person is dismissed with or without cause.

Options are only assignable when an option holder dies and only by will or by the laws of descent and distribution. Following the death of an option holder, his or her legal representative may exercise the options within six months after the date of death but only to the extent that the options were by their terms exercisable on the date of death.

Under the employee share option plan, the expiry date of options expiring during a blackout period is automatically extended to 10 business days following the lifting of the blackout. In the event that the term of an option expires within 3 trading days following the end of a blackout period imposed by us, which does not include a cease trade order imposed by any securities regulatory authority, the option expires on the date that is 10 trading days following the end of the blackout period, and such expiry is not subject to the discretion of the board of directors.

Shareholder approval is required for employee share option plan amendments that concern

a)
Any amendment to the number of common shares issuable under the employee share option plan, including an increase in the fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage

b)
A reduction in the exercise price or purchase price of an option (other than for standard antidilution purposes, such as in the case of a share split, a share consolidation, or a stock dividend) held by or benefiting an insider

c)	An increase in the maximum number of common shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time

d)	An extension of the term of an option held by or benefiting an insider

e)	Any change to the definition of “eligible person” in the employee share option plan that would have the potential to broaden or increase insider participation

f)	The addition of any form of financial assistance

g)	Any amendment to a financial assistance provision that is more favorable to participants of the employee share option plan

h)
The addition of a cashless exercise feature, payable in cash or securities, that does not provide for a full deduction of the number of underlying securities from the employee share option plan reserve

i)
The addition of a deferred or restricted share unit or any other provision that results in participants of the employee share option plan receiving securities while no cash consideration is received by Stantec

j)
Any other amendments that may lead to significant or unreasonable dilution in Stantec’s outstanding securities or may provide additional benefits to eligible persons in the employee share option plan, especially insiders, at the expense of Stantec and its existing shareholders

  The board of directors may, without shareholder approval but subject to the receipt of any requisite regulatory approval, including approval from the TSX, be able to make all other amendments that are not of the type listed above, including, without limitation, the following:

a)	Amendments of a housekeeping nature

b)	A change to the vesting provisions of an option or the employee share option plan

c)
A change to the termination provisions of an option or the employee share option plan that does not entail an extension beyond the original expiry date, except in the case of an extension due to a trading blackout

d)	The addition of a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying securities from the employee share option plan reserve

In the course of the last fiscal year, the board of directors approved an administrative amendment to its share option plan, in accordance with the above, which allowed participants to contact a third-party service provider or the Company should they wish to exercise their stock options.

Executive Compensation Plan Information

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	2,061,828	$20.97	1,773,066[1]

[1]
This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec Share Option Plan (4,487,026) less 652,132 Stantec options that have been exercised less the 2,061,828 Stantec options outstanding as at December 31, 2008.

Employment Contracts

Anthony P. Franceschini

We had an employment contract with Mr. Franceschini, effective January 1, 2003, which provided that he would remain our president and chief executive officer until December 31, 2008. The contract provided for

a)	An annual base salary of $375,000

b)	An annual bonus of 1.5% of our annual Net Income

c)	Options for our common shares as follows:

Number of Options	Strike Price	Vesting Date	Expiry Date
60,000	$8.05	January 3, 2004	January 3, 2010
60,000	$9.42	January 3, 2005	January 3, 2011
60,000	$10.80	January 3, 2006	January 3, 2012
60,000	$12.17	January 3, 2007	January 3, 2013
60,000	$13.55	January 3, 2008	January 3, 2013

If Mr. Franceschini’s employment had been terminated without cause before his employment agreement ended December 31, 2008, he would have received a lump sum payment of $750,000.

Mr. Franceschini would have also received a $750,000 lump sum payment if he had terminated his employment within six months of our undergoing a change of control. A change of control, for this purpose, is defined as a situation where a person acquires more than 50% of our common shares. A change of control also occurs when the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the board of directors.

In all other cases, Mr. Franceschini was permitted to end his employment after giving three months’ notice.

Mr. Franceschini’s contract also restricted him from competing with us, soliciting our employees, and soliciting our clients for a period of two years following termination of his employment.

Mr. Franceschini’s employment agreement ended on December 31, 2008. In order to accommodate the chief executive officer transition, Mr. Franceschini entered into a term employment agreement commencing on January 1, 2009, and ending on May 14, 2009. Under that agreement, Mr. Franceschini is entitled to a bonus equal to 1.5% of the net income of Stantec before employment performance bonuses, executive bonuses, and taxes for the quarter ended March 31, 2009. Mr. Franceschini’s biweekly salary under the new arrangement is $14,423.20.

Mr. Franceschini’s contract also restricts him from competing with Stantec for a period of two years and from soliciting our employees or clients or performing work for our clients for a period of two years following termination of his employment.

The term employment contract does not provide for payments on termination without cause or change of control.

Mark E. Jackson

We have an employment contract with Mr. Jackson. The contract provides Mr. Jackson with a biweekly salary and a discretionary annual bonus. Mr. Jackson’s biweekly salary was set at $12,500.25, effective January 1, 2009.

If we terminate Mr. Jackson’s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Jackson will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. A change of control, for this purpose, would occur when a person acquires more than 50% of our common shares or where the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the board of directors. In all other cases, Mr. Jackson may end his employment after giving us three months’ notice.

Mr. Jackson’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Donald W. Wilson

Mr. Wilson retired from his position as senior vice president and chief financial officer on December 31, 2008; however, he entered into an agreement with the Company to provide consulting services. This employment contract provides Mr. Wilson with a biweekly salary and a discretionary annual bonus. Mr. Wilson’s biweekly salary was set at $12,500.25, effective January 1, 2008.

The following terms in this paragraph were applicable to Mr. Wilson before he retired on December 31, 2008. If we had terminated Mr. Wilson‘s employment without cause, we would have been required to provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Wilson would have also received the termination payments if, within six months preceding or two years following a change in control (1) his salary was reduced or (2) his bonus was reduced to less than his previous year’s bonus. A change of control, for this purpose, would have occurred when a person acquired more than 50% of our common shares or where the nominees of a person holding at least 30% of our common shares were elected as directors and comprised a majority of the board of directors. In all other cases, Mr. Wilson was permitted to end his employment after giving us three months’ notice.

Mr. Wilson’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Valentino DiManno

We have an employment contract with Mr. DiManno. The contract provides Mr. DiManno with a biweekly salary and a discretionary annual bonus. Mr. DiManno’s biweekly salary was set at $11,538.75, effective January 1, 2009.

If we terminate Mr. DiManno‘s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. DiManno will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. A change of control, for this purpose, would occur when a person acquires more than 50% of our common shares or where the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the board of directors. In all other cases, Mr. DiManno may end his employment after giving us three months’ notice.

Mr. DiManno’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Jeffery Kishel

We have an employment contract with Mr. Kishel. The contract provides Mr. Kishel with a biweekly salary and a discretionary annual bonus. Mr. Kishel’s biweekly salary was set at US$11,538.40, effective January 1, 2009.

If we terminate Mr. Kishel‘s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of US$300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Kishel will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. A change of control, for this purpose, would occur when a person acquires more than 50% of our common shares or where the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the board of directors. In all other cases, Mr. Kishel may end his employment after giving us three months’ notice.

Mr. Kishel’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

INDEBTEDNESS OF ANY DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

Our management is not aware of any

a)	Indebtedness outstanding to us or any of our subsidiaries by

b)	Guarantees, support agreements, letters of credit, or other similar arrangements provided by us to any of our directors, executive officers, employees or former directors, executive officers or employees, or any of our subsidiaries at any time since the commencement of the last completed fiscal year.

2008 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 16, 2009, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2010 annual shareholder meeting.

ADDITIONAL INFORMATION

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To our knowledge, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors.

Additional information relating to Stantec is available on SEDAR at www.sedar.com.

Any person may request and receive the following from our corporate secretary:

a)	One copy of our Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form

b)
One copy of our comparative financial statements for the most recently completed financial year and the accompanying auditor’s report and one copy of any interim financial statements created after the latest annual financial statements

c)	One copy of our most recent Management Information Circular in respect of the most recent annual shareholder meeting that involved the election of directors

Financial information about our financial year ended December 31, 2008, and comparative information for the year ended December 31, 2007, is contained in our financial statements and management’s discussion and analysis, both of which can be found in our 2008 Financial Review.

SCHEDULE “A”

This information is available on our website at www.stantec.com or you may also contact Stantec for a copy of this material free of charge.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We understand the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. As a Canadian reporting issuer on the TSX and the NYSE, our corporate governance practices meet, and in some cases exceed, legal and regulatory requirements. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-US company, our governance practices are in compliance with NYSE standards in all significant respects except one, which is described under Compliance with NYSE Standards.

Board of Directors

Our board of directors presently includes seven members, six of whom are unrelated to Stantec, independent of its management, and free from any interest or relationship that could materially interfere with their ability to act in our best interests and those of our shareholders. The six independent directors are Ronald Triffo, Robert J. Bradshaw, Susan E. Hartman, Aram H. Keith, Robert R. Mesel, and Ivor M. Ruste.

Anthony P. Franceschini, as president and chief executive officer, is a member of management of Stantec and is therefore not an independent board of directors’ member. In addition, Aram H. Keith, while not a member of management of Stantec, was not considered to be an independent director by virtue of the fact that until September 15, 2005, he served as the chief executive officer of The Keith Companies, Inc., a company acquired by Stantec. Effective September 15, 2008, Mr. Keith’s status changed to independent, as in accordance with the definition of independence in Canadian and American securities laws, three years have passed since Mr. Keith held a position with the company.

The independent directors meet in executive session at least two times per year, with the non-independent director being excluded. The format of these meetings includes a discussion with the chief executive officer on each occasion. For fiscal 2008, the independent directors met on six separate occasions.

Ronald Triffo is the chair of our board of directors. Mr. Triffo is an independent director. For a description of the role and responsibilities of the chair, see the discussion below under Position Descriptions. In addition, we refer you to Mr. Triffo’s biography on page 8 of this information circular.

Additional information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all board of directors’ and committee meetings during our fiscal year ended 2008, can be found on pages 8 through 10 of this information circular.

Board of Directors’ Mandate

The board is responsible for the stewardship of the Company. In executing this role, the board shall oversee the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Company and is responsible for implementing the board's strategies, goals, and directions. The board and its members shall act in the best interests of the Company at all times, and the board’s actions shall reflect its responsibility to establish the proper business practices and appropriate ethical standards expected of the Company.

In discharging its stewardship obligations, the board has the following six (6) specific principal responsibilities.

1.	Integrity of the Chief Executive Officer and Other Executive Officers

The board assesses the integrity of the chief executive officer and other executive officers through regular interaction at board and committee meetings and through ongoing interaction. In addition, the board satisfies itself that the chief executive officer and other executive officers are creating a culture of integrity throughout the Company by reviewing annually with the chief executive officer and executive officers what policies and procedures are in place to create a culture of integrity.

2.	Adoption of a Corporate Strategic Planning Process

It is the responsibility of the board to ensure that the Company has appropriate short- and long-term goals and has implemented a strategic planning process. In identifying and adopting short- and long-term goals and a strategic planning process, the board shall look to the management of the Company, particularly to the chief executive officer, for leadership. In addition to ensuring that a strategic planning process is in place, the board should assist in the process by maintaining open communication lines with management both directly and through the chief executive officer, providing objectivity to plans, and adding its collective experienced judgment to the process. Finally, the board must approve the Company’s strategies as they evolve and as they may change. In this context, the board must be responsible for monitoring management's success in implementing and modifying its strategies, as may be required.

3.	Managing Risks and Protecting Shareholder Value

The board shall be responsible for ensuring that proper procedures are established for the protection of shareholder value. The board is expected to adequately scrutinize material programs and approve material capital expenditures, acquisitions, and divestitures.

Members of the board are responsible for and must be expected to understand the principal risks associated with the Company’s business. In this regard, the board must rely on the management of the Company to identify and monitor risks on a day-to-day basis; however, the board must ensure that there are adequate systems in place that effectively monitor and manage the risks of the business to ensure the Company’s long-term viability. It is acknowledged and understood that all business decisions involve balancing risks with reward and benefit, and, hence, any material business actions must balance the potential return against the potential damage to shareholders.

4.	Appointing, Developing, and Monitoring Senior Management (Succession Planning)

The board implements its corporate strategies and resolutions through delegation to management. In turn, management must inform and communicate properly with the board and in accordance with the board's stated goals and objectives. As a result, the board must ensure that it has retained a management of appropriate caliber, particularly in the role of chief executive officer. The board must implement systems to assess the performance of its senior management, particularly that of the chief executive officer, against objectives it has established. To the extent that there are mechanisms that may assist the appointment, development, and assessment of management, the board should be satisfied that such systems are in place and that an orderly succession of senior management can be facilitated.

5.	Communications Policy

The board shall ensure that the Company has a policy in place to enable it to communicate effectively with shareholders, other stakeholders, and the public generally, including the capital markets. The Company’s communications policy must effectively relate its operations to shareholders and should facilitate open communication with shareholders. The chief executive officer will be directly responsible for approving the issuance of any material communications to shareholders.

6.	Internal Corporate Controls and Management Information Systems

The board shall ensure that there are control and information systems in place to ensure the effective discharge of its responsibilities hereunder and in law. In particular, the board will ensure that the Company has (a) an audit system and internal controls that verify the integrity of financial data and the compliance of financial information with appropriate accounting principles, (b) adequate environmental information, controls, and reporting systems, and (c) systems for monitoring and evaluating the implementation of corporate strategy and material corporate decisions.

The board at large is responsible for its approach to corporate governance issues. In considering these issues, and in assessing the effectiveness of the board and its committees and the contribution of each individual director, the board will seek the assistance and advice of the Corporate Governance and Compensation Committee.

The board of directors at large is responsible for its approach to corporate governance issues. In considering these issues, and in assessing the effectiveness of the board of directors and its committees and the contribution of each individual director, the board of directors will seek the assistance and advice of the Corporate Governance and Compensation Committee.

Position Descriptions

The board has developed position descriptions for the chief executive officer, board chair, chair of the Corporate Governance and Compensation Committee, and chair of the Audit Committee. Such position descriptions are as follows:

Chief Executive Officer Position Description

Appointment

The board shall appoint the chief executive officer on terms and conditions that it considers to be appropriate.

Reporting and Review

The chief executive officer shall report to the board. The board shall review the chief executive officer’s performance on an annual basis.

Duties and Responsibilities

The chief executive officer shall have full responsibility for the day-to-day operation of the Company’s business in accordance with the Company’s strategic plan and budgets as previously approved by the board. In discharging this responsibility, and subject always to the oversight of the board, the chief executive officer shall

▪	Foster a corporate culture that promotes ethical practices and encourages individual integrity

▪
Work with the chair of the board to ensure that the board is provided with all information and access to management necessary to allow it to fulfill its statutory, governance, and other obligations in a timely manner

▪
Fully apprise the board of all matters that are material to directors and alert the chair in a timely manner of any material changes or events that may impact the risk profile, financial affairs, or performance of the Company

▪	Develop and recommend to the board a long-term strategy and vision for the Company that leads to the enhancement of shareholder value

▪	Develop and recommend to the board annual business plans and budgets that support the Company’s long-term strategy

▪	Consistently strive to achieve the Company’s financial and operating goals and objectives

▪	Promote continuous improvement of the quality and value of the Company’s services

▪	Seek to secure and maintain a competitive position for the Company within its industry

▪	Ensure that the Company has an effective management team below the level of chief executive officer as well as an active plan for management development and succession

▪	Implement policies and processes to ensure the integrity of the Company’s internal controls, management information, and financial reporting

▪
Serve as the spokesperson for the Company and oversee communication between the Company and its shareholders, the investment community, media, governments and their agencies, employees, and the general public

Chair

The prime responsibility of the chair of the board of directors is to provide leadership to the board to enhance board effectiveness. The board has ultimate accountability for the supervision of the management of the Company. Critical to meeting this accountability is the relationship between the board, management, shareholders, and other stakeholders. The chair, as the presiding member, must oversee that these relationships are effective and efficient and further the best interests of the Company.

The chair shall

▪	Chair all meetings of the board

▪	Oversee the board's discharge of the duties it is assigned by law in the articles and bylaws of the Company and the Corporate Governance Guidelines

▪	Together with the chief executive officer, represent the Company to employees, shareholders, and other stakeholders

▪
Develop a good working relationship between the office of the chair, the chief executive officer, and the board to ensure open communications, cooperation, interdependence, mutual trust, respect, and commonality of purpose

▪	Take steps to foster the board's understanding of its responsibilities and boundaries with management

▪	Establish procedures for governing the effective and efficient conduct of the board's work

▪	Establish the agenda for and preside at all meetings of the board and annual and special meetings of shareholders

▪	Oversee the distribution of information to the board in a manageable form sufficiently in advance of the meeting

▪
Oversee the functions delegated to the committees, monitor the committees' work to ensure that these functions are carried out and results are reported to the board, and carry out other duties as requested by the board

Corporate Governance and Compensation Committee Chair

The prime responsibility of the chair of the Corporate Governance and Compensation Committee is to provide leadership to the committee to ensure its effectiveness. Critical to meeting this accountability is ensuring that the Company has in place an appropriate and effective system of corporate governance.

▪	The chair of the Corporate Governance and Compensation Committee shall

▪	Set the tone for the Corporate Governance and Compensation Committee work

▪	Set the agenda and chair the Corporate Governance and Compensation Committee meetings and ensure the distribution of meeting minutes

▪	Oversee the logistics of the committee's operations and ensure compliance with the Corporate Governance and Compensation Committee Terms of Reference

▪	Report to the full board on the Corporate Governance and Compensation Committee’s decisions and recommendations

▪	Chair the meetings of the board in the absence of the chair of the board of directors

Audit Committee Chair

The prime responsibility of the Audit Committee chair is to provide leadership to the Audit Committee to enhance its effectiveness. Critical to meeting this accountability is the relationship between the Audit Committee, management, and the external auditors. The chair of the Audit Committee must oversee that these relationships are effective and efficient and further the best interests of the Company.

The chair of the Audit Committee shall

▪	Set the tone for the committee’s work

▪	Set the agenda and chair the Audit Committee meetings and ensure the distribution of meeting minutes

▪	Oversee the logistics of the committee's operations and ensure compliance with the Audit Committee Terms of Reference

▪	Report to the full board on the Audit Committee’s decisions and recommendations

Orientation and Continuing Education

The board is to ensure that all new directors receive a comprehensive orientation so that they can understand the role of the board and its committees, their individual roles and expectations, and the nature of the Company’s business. In fact, new directors are provided with an orientation and education program that includes materials from recent board and committee meetings as well as written information about the duties and obligations of directors. Meetings are scheduled with new directors and members of senior management. New directors also receive a comprehensive director’s manual.

Each director assumes responsibility for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing them with updates on developments in various geographic areas in which the Company is active, communication from the chief executive officer to employees, and such other information that management considers to be of interest to the board.

When attending board meetings at different locations, directors take part in tours of the Company’s assets.

Ethical Business Conduct

The board of directors has adopted a code of ethics (the Code), which is our comprehensive code of business conduct and ethics, which provides a framework for directors, officers, and employees on the conduct and ethical decision-making integral to their work. The board of directors, through its Corporate Governance and Compensation Committee, reviews the operation of the Code and any waivers thereof. The Code is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Corporate Governance and Compensation Committee and the board of directors for approval. The Code is available on our web site at www.stantec.com and on SEDAR at www.sedar.com. You may also contact Stantec for a copy of the Code free of charge.

The board of directors has also adopted whistleblower procedures that allow officers and employees who feel that a violation of the Code has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls, or auditing matters to be reported on a confidential and anonymous basis as well.

The board of directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within Stantec. To review our whistleblower procedures, visit our web site at www.stantec.com.

The board of directors believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any board of directors’ meeting a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Nomination of Directors

The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, is responsible for identifying and recommending to the board suitable director candidates. As part of the process, the committee considers the competencies and skills of the board as a whole, assesses the skill sets of current board members, and identifies any additional skill sets deemed to be beneficial when considering board candidates in light of the opportunities and risks facing the Company. The committee may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened to ensure that they have the attributes of integrity and accountability, the ability to think strategically, financial literacy, excellent communication skills, and the ability to work effectively as a team. These skills and attributes are necessary in order for directors to execute their duties and responsibilities. The committee also considers the positions prospective director candidates have held with other organizations and their other business and personal commitments to determine whether they would be able to fulfill the duties of a board member.

Compensation

The Corporate Governance and Compensation Committee annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on pages 11 to 12 of this information circular. Effective in fiscal 2004, the granting of options to directors under our employee share option plan was discontinued.

The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, is responsible for annually reviewing and recommending to the full board of directors the compensation for the president and chief executive officer and other senior executives. The Report on Executive Compensation, which includes a description of the process undertaken to determine executive compensation, is found on pages 13 to 18. Details of executive compensation are disclosed on pages 18 to 23 of this information circular.

The Corporate Governance and Compensation Committee has the authority to retain consulting firms to assist in carrying out the committee’s responsibilities, including determining the compensation of the president and chief executive officer and other executives.

Assessments

The Corporate Governance and Compensation Committee is responsible for reporting annually to the board an assessment of the board's performance. This assessment is discussed with the full board. This is done following the end of each fiscal year and at the same time as the report on board membership criteria.

This assessment is of the board's contribution as a whole and specifically reviews areas in which the board and/or management believes that a better contribution could be made. Its purpose is to increase the effectiveness of the board as a whole as well as the effectiveness of individual board members. In addition, the Corporate Governance and Compensation Committee is responsible for assessing, on a quarterly basis, the chief executive officer’s performance against annual objectives if required.

Communication Policy

The Company is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in influencing an investor's decision with respect to the purchase or sale of the Company’s shares. The Company will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX and NYSE and applicable securities commissions.

The Company has established a Disclosure Committee to support the chief executive officer and the chief financial officer in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee will meet prior to the release of the Company’s regular quarterly and annual disclosure documents. The committee will also meet as required to review and evaluate other disclosures and potential disclosures or upon request of the chief executive officer or chief financial officer.

Compliance with NYSE Standards

As a foreign private issuer listed on the NYSE, we are generally entitled to follow Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences are summarized below:

•
Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter (a) every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum or (b) at the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and that includes specific authority for certain TSX-specified types of amendments). Stock purchase plans where securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the rules of the TSX.